
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of September, 2004



                        Commission File Number: 000-11743





                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                     ---             ---



    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes          No  X
                                      ---         ---




     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N/A
                                                 -----------



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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

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

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
Announcements Regarding Off-Floor Distribution of Shares of the Company                                      3

Signature                                                                                                    4


Exhibit Index                                                                                                5
-------------


Exhibit 1     Announcement of Schedule for Off-Floor Distribution of Shares of the Company                   6

Exhibit 2     Announcement of Implementation of Off-Floor Distribution of Shares of the Company              8

Exhibit 3     Announcement of Completion of Off-Floor Distribution of Shares of the Company                 10


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     ANNOUNCEMENTS REGARDING OFF-FLOOR DISTRIBUTION OF SHARES OF THE COMPANY

     We recently announced certain details relating to an off-floor distribution of shares of the Company by a significant shareholder. Attached as Exhibits 1, 2 and 3 hereto are English translations of the announcements relating to the share sale.















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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   WACOAL CORP.
                                   (Registrant)



                                   By:  /s/  Ikuo Otani
                                        ----------------------------------------
                                        Ikuo Otani
                                        Corporate Officer
                                        Director of Finance, Corporate Planning


Date:  September 9, 2004



                                       4
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                                  EXHIBIT INDEX


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

                                                                                               Page
                                                                                               ----


Exhibit 1         Announcement of Schedule for Off-Floor Distribution of Shares of the          6
                  Company

Exhibit 2         Announcement of Implementation of Off-Floor Distribution of Shares of         8
                  the Company

Exhibit 3         Announcement of Completion of Off-Floor Distribution of Shares of the        10
                  Company









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